Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

June […], 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:         TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Visium Catalyst Event Driven Fund (S000041128)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 22, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 368 to its registration statement, filed on behalf of its series, Visium Catalyst Event Driven Fund (the “Fund”).  PEA No. 368 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 5, 2013 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  In the Fees and Expenses of the Fund table, please move the Shareholder Servicing Fees line item to a subcaption under “Other Expenses,” pursuant to Instruction 3(b) to Item 3 of Form N-1A.

Response:  The Trust responds by making the requested revision.

2.
Staff Comment:  Please confirm that in future updates of the Fund’s prospectus, dividends and interest on short positions will be broken out as a separate subcaption under “Other Expenses” in the Fees and Expenses of the Fund table.

Response:  The Trust responds by stating supplementally that in future updates of the Fund’s prospectus, dividends and interest on short positions will be broken out as a separate subcaption under “Other Expenses” in the Fees and Expenses of the Fund table.

Prospectus – Summary Section – Principal Investment Strategies and Principal Risks

3.
Staff Comment:  With respect to the Fund’s use of swap agreements as a principal investment strategy: (a) please clarify the specific types of swaps that will be used by the Fund; (b) if the Fund will sell credit default swaps please confirm that the Fund will cover the full notional value of the swaps; and (c) if the Fund will use total return swaps, please confirm that the Fund will maintain compliance with the guidance regarding segregation of assets in Investment Company Release No. IC-10666.

Response:  The Trust responds by:

(a)	Revising the disclosure of the Fund’s principal investment strategies in the prospectus to state that the Fund will invest in total return swaps.

(b)	stating supplementally that the Fund does not intend to sell credit default swaps; and

(c)
Stating supplementally that, to the extent the Fund uses total return swaps, the Fund will maintain compliance with the guidance regarding segregation of assets in Investment Company Release No. IC-10666.

4.
Staff Comment: Please consider whether disclosure regarding the Fund’s investments in derivative securities included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

5.	Staff Comment: If the Fund’s investment adviser has not previously advised registered investment companies, please include a new adviser risk disclosure.

Response:  The Trust responds by stating supplementally that the Fund’s investment adviser has previously advised registered investment companies, and declines to include the new adviser disclosure.

Prospectus – Summary Section – Performance

6.
Staff Comment:  The Staff feels that the description of the conversion of the Visium Catalyst Event Driven Fund, L.P., specifically concerning the termination and distribution of the partnership’s assets prior to contributing such assets to the Fund, does not qualify as a conversion for the continuation of the limited partnership’s performance track record as the performance of the Fund under the guidance of the MassMutual No-Action letter (1995 SEC No-Act. LEXIS 747 (Sept. 28, 1995), and as such should not be included in the Summary Section as Fund performance.  The Staff notes that the performance track record of the limited partnership may qualify for use as disclosure of separate account performance following the Summary Section, provided that if used as separate account performance, such disclosure should conform to the guidance set forth in the Nicholas-Applegate No-Action letter (1996 SEC No-Act. LEXIS 674 (Aug. 6, 1996).

Response:  The Trust respectfully disagrees with the Staff’s position that the conversion of the Visium Catalyst Event Driven Fund, L.P. (the “Predecessor Partnership”) does not qualify as a conversion for the continuation of the Predecessor Partnership’s performance history as the performance of the Fund under the guidance of the MassMutual No-Action letter.  As in MassMutual, the Fund will be managed in a manner that is in all material respects equivalent to the management of the Predecessor Partnership.  The investment objective of the Fund is the same as the investment objective for the Predecessor Partnership, the same team of portfolio managers who manage the Predecessor Partnership will serve as portfolio managers for the Fund and the policies and restrictions of the Predecessor Partnership are in all material respects equivalent to those of the Fund.

Addressing a second key factor raised in the MassMutual no-action letter, the Predecessor Partnership was created for purposes entirely unrelated to the establishment of a performance record.  The Predecessor Partnership was formed in 1995 and continued in existence for nearly 20 years before converting into the Fund.

The Fund further complies with the guidance of the MassMutual no-action letter by including disclosure to the Fund’s performance history that (i) the Predecessor Partnership was not registered under the 1933 Act and therefore was not subject to certain investment restrictions imposed on a registered Fund by the 1933 Act; and (ii) if the Predecessor Partnership had been registered under the 1933 Act, the Fund’s performance may have been adversely affected.

The Predecessor Partnership portfolio will be managed continuously until it is liquidated in an exchange transaction that will be tax-free to the Predecessor Partnership’s limited partners provided that such limited partners own 80% or more of the ownership interests in the Fund at the time of the exchange transaction.  Based on indications received from the Predecessor Partnership’s limited partners, limited partners holding in excess of 90% of the interests in the Predecessor Partnership, representing in excess of 90% of the Predecessor Partnership’s assets, will make an in-kind contribution to the Fund of the assets that they receive in connection with the liquidation of the Predecessor Partnership in exchange for shares of the Fund.  Such limited partners will be the only shareholders of the Fund at the time of the exchange.  The exchange transaction will be accomplished through a direct transfer of the in-kind securities to which the Predecessor Partnership’s limited partners are entitled to receive from the Predecessor Partnership’s prime broker to the Fund’s custodian.  Accordingly, the Fund will succeed to the same portfolio of securities previously owned by the Predecessor Partnership.  It is not contemplated that any portfolio securities will be sold in connection with the exchange transaction.  The Trust therefore believes that the exchange (conversion) transaction described above and in the Fund’s prospectus complies with the guidance of the Mass Mutual no-action letter.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers